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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                SCHEDULE 14D-1
                      Tender Offer Statement Pursuant to
            Section 14(d)(1) of the Securities Exchange Act of 1934

                               ----------------

                            TJ INTERNATIONAL, INC.
                           (Name of Subject Company)

                                   WTJ, INC.
                             WEYERHAEUSER COMPANY
                                   (Bidders)

                               ----------------

                    Common Stock, Par Value $1.00 Per Share
          (including the associated Preferred Share Purchase Rights)
                        (Title of Class of Securities)

                               ----------------

                                   872534102
                     (CUSIP Number of Class of Securities)


                               ----------------

                                Robert A. Dowdy
                       Vice President & General Counsel
                             Weyerhaeuser Company
                         33663 Weyerhaeuser Way South
                             Federal Way, WA 98003


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)


                               ----------------

                                   Copy To:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                        CALCULATION OF FILING FEE

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
                                                                     Amount of
Transaction Valuation*                                               Filing Fee
--------------------------------------------------------------------------------
$742,239,456....................................................... $148,447.89+
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

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 17,672,368 shares of common stock of the subject company, par value $1.00 per share (the "Shares"), at a price per Share of $42.00 in cash. Such number of Shares represents all the Shares outstanding as of November 17, 1999, plus the number of Shares issuable upon the exercise of all outstanding options or other rights to acquire Shares, including the conversion of outstanding ESOP Convertible Preferred Stock into Shares.

+  Previously paid.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:  None Filing Party:  N/A
    Form of Registration No.: N/A Date Filed:   N/A

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  Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), and WTJ,
Inc., a Delaware corporation (the "Purchaser"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission on November 30, 1999, with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock and ESOP Convertible Preferred Stock of TJ International, Inc., a Delaware corporation.

Item 11. Materials to be Filed as Exhibits.

  (a)(1) Offer to Purchase.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 1, 1999

                                          WTJ, Inc.

                                            /s/ Robert A. Dowdy
                                          By___________________________________
                                                 Name: Robert A. Dowdy
                                                 Title:  Vice President

                                          Weyerhaeuser Company

                                            /s/ William R. Corbin
                                          By___________________________________
                                                 Name: William R. Corbin
                                                 Title:  Executive V.P. Wood
                                                 Products

                                 EXHIBIT INDEX

 Exhibit                                                                   Page
 Number                            Exhibit Name                           Number
 -------                           ------------                           ------
 (a)(1)  Offer to Purchase..............................................